Incannex Healthcare Limited
Suite 15, Level 12, 401 Docklands Drive
Docklands 3008, Victoria
Australia

January 21, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1090

Re:	Incannex Healthcare Limited

Withdrawal of Registration Statement on Form F-1 (File No. 333-258879)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Incannex Healthcare Limited (the “Company”) hereby requests that its Registration Statement on Form F-1 (File No. 333-258879), initially filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2021 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its ordinary shares (as represented by American Depositary Shares) at this time. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Additionally, the Company requests that the Commission consent to withdrawal of the Company's registration statement on Form 8-A (File No. 001-41106), filed with the Commission on November 30, 2021, with such application to be approved effective as of the date hereof or at the earliest practicable date hereafter. In accordance with Rule 12d1-2 under the Securities Exchange Act of 1934, the Form 8-A has not become effective.

If you have any questions regarding the foregoing, please contact Andrew Reilly of Rimôn, counsel to the Company, at andrew.reilly@rimonlaw.com.

Sincerely,

Incannex Healthcare Limited

By:	/s/ Joel Latham
Joel Latham
Chief Executive Officer and Managing Director